CREDIT ENHANCEMENT RIDER

This Rider is attached to and made a part of this Contract as of the Contract Date. Terms not defined in this Rider have the meaning given to them in the Contract. The section, "Credit Enhancement," below, is added to the Contract at the end of the "Contract Value and Expense Provisions."

CREDIT ENHANCEMENT

You may purchase this Rider as of the Contract Date; provided that you are age 80 or younger as of the Contract Date.

SBL will add a Credit Enhancement to your Contract Value at the time any Purchase Payment is applied to your Contract during the first Contract Year. The amount of a Credit Enhancement is found at the time the Purchase Payment is made as a percent of the Purchase Payment to be applied. The Credit Enhancement, as a percent of the Purchase Payment, is shown on page 3. The Credit Enhancement will be applied at the time the Purchase Payment is effective. Credit Enhancements will be allocated among the Accounts in the same proportion as the applicable Purchase Payment.

Rider Charge: SBL will deduct a charge while this Rider is in effect as set forth in the Contract. The Rider Charge will be in effect for the life of the Contract. If SBL offers a Fixed Account option under the Contract, SBL will not deduct the charge from Fixed Account Contract Value to the extent such charge exceeds the amount of Current Interest in excess of the Guaranteed Rate.

Vesting: Each Credit Enhancement will vest completely at the end of the seven-year period that begins on the Contract Date. An amount equal to 1/7 of the Credit Enhancement will vest as of each anniversary of the Contract Date.

Withdrawals: In the event of a full or partial withdrawal that exceeds the Free Withdrawal Amount (the "Free Amount"), SBL will recapture all or part of any Credit Enhancement that has not yet vested. The amount to be forfeited is equal to a percent of the Credit Enhancement that has not yet vested. The percent is found for each Withdrawal as of the date thereof by dividing: (i) the amount of the Withdrawal, including any Withdrawal Charges, less the Free Amount; by (ii) Contract Value immediately prior to the Withdrawal. SBL will recapture Credit Enhancements only to the extent that total withdrawals in a Contract Year, including systematic withdrawals, exceed the Free Amount. The annual Free Amount is equal to: (i) 10% of cumulative purchase payments (not including any Credit Enhancement) in the first Contract Year; and (ii) 10% of Contract Value as of the first day of the current Contract Year in any subsequent Contract Year.

Death Benefit: In the event that the Death Benefit under your Contract is based upon the sum of all Purchase Payments made by the Owner ("Return of Purchase Payment Death Benefit"), Purchase Payments shall not include any Credit Enhancements paid under this Rider. In the event that the Death Benefit under your Contract is based upon Purchase Payments increased at an annual rate of interest ("Guaranteed Growth Death Benefit"), Purchase Payments shall include any Credit Enhancements paid under this Rider. Any Death Benefit, payable under the Contract, except a Return of Purchase Payment Death Benefit, will be reduced by any Credit Enhancements applied during the 12 months preceding the date of the Owner's death.

This Rider shall be in effect for the life of the Contract. The Owner may not have more than one such Rider in effect on the Contract at one time. The Owner shall not cancel this Rider at any time the Contract is in force. The Owner may not select an Annuity Start Date that is prior to seven years from the Contract Date.

SECURITY BENEFIT LIFE INSURANCE COMPANY

J. Michael Keefer
Secretary

V6089 (1-04)